SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Expiration of Appraisal Rights | Class A1 and B1 Preferred Shares Rio de Janeiro, May 5, 2026 – AXIA Energia S.A. (“Company” or “AXIA Energia”), further to the material facts disclosed on February 18 and April 1, 2026, and to the notices to shareholders disclosed on March 2 and April 1, 2026, in the context of the Company’s migration to the Novo Mercado of B3 – Brasil, Bolsa, Balcão, hereby informs its shareholders and the market in general as follows: 1. Expiration of the Exercise Period. On May 4, 2026, the period for the exercise of appraisal rights by holders of the Company’s Class “A1” and Class “B1” preferred shares (“PNA1” and “PNB1”, respectively) who dissented from the resolutions approving the conversion of the PNA1 and PNB1 shares, as resolved at the respective special meetings of preferred shareholders held on April 1, 2026 (the “Preferred Shares Conversion”), expired, pursuant to Article 137, item I, of Brazilian Law No. 6,404/1976 (the Brazilian Corporations Law). 2. Exercise of Appraisal Rights. AXIA Energia has determined that, during the period for the exercise of appraisal rights, one dissenting shareholder holding 20 PNB1 shares exercised the respective appraisal rights. 3. Redemption Value. The amount to be disbursed by the Company as redemption value to the shareholder holding PNB1 shares who exercised the appraisal rights will be R$ 40.6218599632 per share, totaling R$ 812.44. 4. No Reconsideration of the Resolutions. Considering that the payment of the aggregate redemption amount to the dissenting shareholder holding PNB1 shares does not jeopardize the financial stability of AXIA Energia, the Company’s management informs that it will not call a general meeting of shareholders to reconsider or ratify the PNs Conversion, pursuant to article 137, §3, of the Brazilian Corporation Law. 5. Payment Date. The payment of the redemption value of the PNB1 shares held by the dissenting shareholder who exercised the appraisal rights is expected to occur on May 8, 2026. 6. Additional Information. Additional information regarding the PNs Conversion or the appraisal rights may be obtained by shareholders by contacting the Company’s Investor Relations department through the e-mail address: ri@axia.com.br. Eduardo Haiama Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.